Filed by First Mid-Illinois Bancshares, Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: SCB Bancorp, Inc.
File No. of Related Registration Statement: 333-226672

The following letter was sent to SCB Bancorp, Inc.’s shareholders on September 28, 2018.
SCB BANCORP, INC.
1501 EAST LDORADO STREET
DECATUR, ILLINDIS 62521-2091
TELEPHONE (217) 428-7781

September 28, 2018

Dear SCB Shareholder:

On September 5, 2018, a proxy statement was sent to you for the proposed acquisition of SCB Bancorp, Inc. (''SCB'') by First Mid Illinois Bancshares, Inc. (''First Mid''), pursuant to a business combination whereby SCB will merge with and into a wholly-owned subsidiary of First Mid, which was announced on June 12, 2018, together with the proxy form for voting your shares. The special meeting of shareholders scheduled for October 9, 2018, at 7:00 p.m. at the 455 N. Main Street, Decatur, Illinois office, is quickly approaching. If you have not already done so, please return your proxy as soon as possible. While you are welcome to attend in person, we ask that you review the proxy statement carefully and then complete, sign and return in any case.

As stated in the proxy materials that were sent, the SCB Board of Directors recommends a vote in favor of the merger.

You should have also received an Election Form and Letter of Transmittal from Computershare with instructions on how to elect the form of consideration (cash and/or shares) which will be paid to our shareholders upon closing of the merger if the merger is approved by shareholders and the regulators. If you have not already returned the Election Form and Letter of Transmittal please review carefully, make your election, and send your shares as soon as convenient.

We appreciate your attention to these matters and if you should have any questions please immediately contact Susan Seitz at Soy Capital Bank (217) 429-8741.

Sincerely,

Robert C. Smith
President

Forward Looking Statements

This document may contain certain forward-looking statements about First Mid-Illinois Bancshares, Inc. (“First Mid”) and SCB Bancorp, Inc., an Illinois corporation (“SCB”), such as discussions of First Mid’s and SCB’s pricing and fee trends, credit quality and outlook, liquidity, new business results, expansion plans, anticipated expenses and planned schedules. First Mid and SCB intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1955. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of First Mid and SCB, are identified by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” or similar expressions. Actual results could differ materially from the results indicated by these statements because the realization of those results is subject to many risks and uncertainties, including, among other things, the possibility that any of the anticipated benefits of the proposed transactions between First Mid and SCB will not be realized or will not be realized within the expected time period; the risk that integration of the operations of SCB with First Mid will be materially delayed or will be more costly or difficult than expected; the inability to complete the proposed transactions due to the failure to obtain the required stockholder approval; the failure to satisfy other conditions to completion of the proposed transactions, including receipt of required regulatory and other approvals; the failure of the proposed transactions to close for any other reason; the effect of the announcement of the transaction on customer relationships and operating results; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; changes in interest rates; general economic conditions and those in the market areas of First Mid and SCB; legislative/regulatory changes; monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board; the quality or composition of First Mid’s and SCB’s loan or investment portfolios and the valuation of those investment portfolios; demand for loan products; deposit flows; competition, demand for financial services in the market areas of First Mid and SCB; and accounting principles, policies and guidelines. Additional information concerning First Mid, including additional factors and risks that could materially affect First Mid’s financial results, are included in First Mid’s filings with the Securities and Exchange Commission (the “SEC”), including its Annual Reports on Form 10-K. Forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the SEC, we do not undertake any obligation to update or review any forward-looking information, whether as a result of new information, future events or otherwise.

Important Information about the Merger and Additional Information

First Mid filed a registration statement on Form S-4 with the SEC on August 8, 2018, which, as amended, was declared effective on August 27, 2018, in connection with the proposed transaction. The registration statement includes a proxy statement of SCB that also constitutes a prospectus of First Mid. Investors in SCB are urged to read the proxy statement/prospectus, which contains important information, including detailed risk factors. The proxy statement/prospectus and other documents which will be filed by First Mid with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request to First Mid-Illinois Bancshares, P.O. Box 499, Mattoon, IL 61938, Attention: Investor Relations; or to SCB Bancorp, Inc., 455 North Main Street, Decatur, Illinois 62523, Attention: Investor Relations. The definitive proxy statement/prospectus was first mailed to the stockholders of SCB on or about September 5, 2018.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

First Mid and SCB, and certain of their respective directors, executive officers and other members of management and employees are participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of First Mid is set forth in the proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on March 16, 2018. Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the definitive proxy statement/prospectus for such proposed transactions.